WASH. D.C. 213 SECTION

Registration No. 4154

06014085

82-4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 001202942952 5
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+42022243200 5 +42022422948 3
Kopie *cc*			

SUPPL

Datum *Date*	23. 5. 2006		
Stran *Pages*	**2 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+42022243200 5

Věc
Subject

Dislosure duty – dividend

Dear Sirs,

Pursuant to Act 256/2004 Coll. subsection 120(2)(a) and Rules of Prague Stock Exchange part III subsection 8(9)(a) find enclosed notice of the payment of dividend.

Yours Sincerely,

Sylva Floríková
Head of Compliance

PROCESSED
JUN 06 2006
THOMSON
FINANCIAL

dlw 6/6

Notice of the payment of dividends for 2005

The Board of Directors of Komerční banka, a. s., with its registered office at Prague 1, Na Příkopě 33/969, postal code 114 07, registered in the Register of Companies maintained with the Metropolitan Court in Prague, Section B, File 1360

MAKES THE FOLLOWING ANNOUNCEMENT

in pursuance of S. 178 (9) of Act No. 513/1991 Sb., the Commercial Code as Amended, and of S. 6 (8) of the Articles of Association:

The general meeting of Komerční banka, a. s., held on 26 April 2006

made the following decision

regarding the payment of dividends:

I. The pretax amount of a dividend per share shall be CZK 250.

II. The right to dividend for the year 2005 shall belong to any shareholder holding shares of Komerční banka, a. s., with ISIN CZ0008019106 on the appointed date of May 26, 2006, based on the excerpt from the Issuer's Register kept by the Securities Center. The dividend shall be payable on June 26, 2006. The right to dividend shall become statute-barred upon the expiration of a four-year limitation period. The dividend shall be paid out in the period when the dividend is due at the Bank's expense and risk as described below:

1. <u>To shareholders – natural persons</u>

1.1. in cash - at all of the Bank's sales points in the Czech Republic, except for the sales point at Brno – Lesná, Přerov - Přerovského povstání, Ostrava - Dr. Šmerala, Ústí nad Labem – Masarykova, Praha 9 – Prosek, Praha 6 - Vítězné náměstí, Praha 5 – Luka, Praha 4 - V Parku, Praha 1 – Dlouhá, Praha 3 - Seifertova, which only makes non-cash transactions, upon presentation of the shareholder's ID card,

1.2. by a non-cash transfer to a bank account made on the basis of information about the bank connection, which must be provided by the shareholder or by the administrator in writing and can be handed in at all sales points of Komerční banka, a. s. If the gross dividend exceeds CZK 1000 - the signature on the written information regarding the bank connection must be attested.

Where the shareholder is represented by another based on power-of-attorney, the signature on this power-of-attorney must also be attested.

2. <u>To shareholders – legal entities</u>

exclusively by a non-cash transfer from the Bank's account to the shareholder's or administrator's account made on the basis of information about the bank connection provided by the shareholder or by the administrator, and of the presentation of requested documents in accordance with the Articles of Association of Komerční banka, a. s., addressed to the bank head office or handed over at any sales point.

Further information on the dividend payment can be obtained at Komerční banka, a. s., TEL 222 432 095, or e-mail: jiri_matyasek@kb.cz.

Board of Directors of Komerční banka, a. s.